Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

EMX ROYALTY CORPORATION ("EMX" or the "Company")

Suite 905 - 915 West Hastings Street

Vancouver, British Columbia

V6C 1B4

Item 2 Date of Material Change

November 13, 2025

Item 3 News Release

A joint news release was disseminated by EMX and Elemental Altus Royalties Corp. ("Elemental Altus" and together with EMX, the "Companies") on November 13, 2025 through Newsfile and subsequently filed under the respective profiles of EMX and Elemental Altus on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On November 13, 2025, EMX and Elemental Altus jointly announced that the Companies had completed a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"), pursuant to which, among other things, Elemental Altus acquired, indirectly by way of amalgamation of EMX and 1554829 B.C. Ltd. (a wholly owned subsidiary of Elemental Altus) ("Acquireco"), all of the issued and outstanding common shares of EMX (the "EMX Shares").

As a result of the completion of the Transaction, the Company became an indirect wholly-owned subsidiary of Elemental Altus. Elemental Altus will continue the operations of Elemental Altus and EMX on a combined basis.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On November 13, 2025, EMX and Elemental Altus jointly announced that the Companies had completed the Transaction, pursuant to which, among other things, Elemental Altus acquired, indirectly by way of amalgamation of EMX and Acquireco, all of the issued and outstanding EMX Shares.

Pursuant to the Transaction, each EMX Share held was exchanged for 0.2822 common shares of Elemental Altus (each, an "Elemental Altus Share"). In the aggregate, Elemental Altus issued to former holders of EMX Shares 31,500,450 Elemental Altus Shares. The purpose of the Transaction was to enable Elemental Altus to indirectly acquire all of the issued and outstanding EMX Shares and create a go-forward combined company.

As a result of the completion of the Transaction, the Company became an indirect wholly-owned subsidiary of Elemental Altus. Elemental Altus will continue the operations of Elemental Altus and EMX on a combined basis.

In connection with the Transaction, Elemental Altus filed a name change application to change its name to "Elemental Royalty Corporation". It is anticipated that that the Elemental Altus Shares will commence trading on the TSX Venture Exchange (the "TSX-V") under the new CUSIP (28620K106) and ISIN (CA28620K1066) on November 14, 2025 under the ticker symbol "ELE" and on the OTCQX Best Market under the ticker symbol "ELEMF".

Additionally, Elemental Altus announced the concurrent closing of its private placement financing with Tether Investments S.A. de C.V. ("Tether") pursuant to which Tether purchased 7,502,502 Elemental Altus Shares for aggregate gross proceeds of approximately US$100 million.

In connection with the closing of the Transaction, Elemental Altus appointed David Cole as Chief Executive Officer, Frederick Bell as President and Chief Operating Officer, Stefan Wenger as Chief Financial Officer of Elemental Altus, and David Baker as Chief Investment Officer.

The EMX Shares are expected to be delisted from the TSX-V at market close today and the NYSE American within one to two business days following the date hereof. EMX has also applied to the Canadian securities regulators for EMX to cease to be a reporting issuer in the applicable jurisdictions, and will deregister the EMX Shares under the U.S. Securities Exchange Act of 1934, as amended.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Frederick Bell

President and Chief Operating Officer

+44 (0) 7554 872 794

Item 9 Date of Report

November 14, 2025

Cautionary Note Regarding Forward Looking Information

This material change report may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, "forward-looking statements") that reflect EMX's current expectations and projections about their future results. These forward-looking statements include statements with respect to completion of the name change application of Elemental Altus and the date the Elemental Altus Shares will begin trading under the new CUSIP and ISIN, delisting of the EMX Shares from the TSX-V and NYSE American and the timing thereof, and EMX ceasing to become a reporting issuer in Canada. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including that no material disruptions will occur with respect to the completion and timing of each of the name change of Elemental Altus, the trading of the Elemental Altus Shares under the new CUSIP and ISIN, delisting of the EMX Shares, and EMX ceasing to become a reporting issuer in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of EMX to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: changes in laws, regulations and government practices; government regulation of mining operations; and other risks and uncertainties disclosed in the Company's periodic filings with Canadian securities regulators and in other EMX reports and documents filed with applicable securities regulatory authorities from time to time, including the risk factors listed in EMX's Management's Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Although EMX has attempted to identify important factors that could cause actual results to differ materially from those in the forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies do not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.